UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 1-9059

Barrick Gold Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: October 5, 2018	By:	/s/ Dana Stringer
Name: Dana Stringer
Title: Vice-President, Corporate Secretary and Associate General Counsel

EXHIBIT INDEX

Exhibits	Description

99.1	Barrick Gold Corporation’s Notice of Special Meeting of Shareholders and Management Information Circular dated October 4, 2018

99.2	Certificate of Abridgment dated October 5, 2018

99.3	Notice of Record Date

99.4	Notice of Special Meeting of Shareholders

99.5	Form of Proxy

99.6	Annual Report on Form 20-F of Randgold Resources Limited

99.7	Release dated August 9, 2018 by Randgold Resources Limited